UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

 AILERON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00887A105

(CUSIP Number)

S. Edward Torres

Lilly Ventures Fund I, LLC

333 N. Alabama Street, Suite 350

Indianapolis, IN 46204

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP 00887A105		Page 2 of 8

1	NAMES OF REPORTING PERSONS: Lilly Ventures Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987 (See Item 5(a))
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987 (See Item 5(a))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987 (See Item 5(a))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

SCHEDULE 13D

CUSIP 00887A105		Page 3 of 8

1	NAMES OF REPORTING PERSONS: LV Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987 (See Item 5(a))
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987 (See Item 5(a))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987 (See Item 5(a))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

SCHEDULE 13D

CUSIP 00887A105		Page 4 of 8

1	NAMES OF REPORTING PERSONS: S. Edward Torres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987 (See Item 5(a))
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987 (See Item 5(a))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987 (See Item 5(a))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

SCHEDULE 13D

CUSIP 00887A105		Page 5 of 8

1	NAMES OF REPORTING PERSONS: Steven E. Hall, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987 (See Item 5(a))
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987 (See Item 5(a))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987 (See Item 5(a))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

SCHEDULE 13D

CUSIP 00887A105		Page 6 of 8

1	NAMES OF REPORTING PERSONS: Armen B. Shanafelt, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987 (See Item 5(a))
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987 (See Item 5(a))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987 (See Item 5(a))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9% (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

SCHEDULE 13D

CUSIP 00887A105	Page 7 of 8

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 ( the “Schedule 13D”) by the Reporting Persons with respect to shares of Common Stock beneficially owned by the Reporting Persons (as defined in Item 5(a) below).

This Amendment No. 1 is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended and restated as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The information below is based on a total of 27,810,358 shares of Common Stock outstanding as of August 5, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission of August 6, 2019.

Lilly Ventures Fund I, LLC ("LVF1"), LV Management Group, LLC ("LV Management"), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the "Reporting Persons") may be considered members of a group for purposes of this Schedule 13D.

The Reporting Persons beneficially own 1,094,987 shares of Common Stock, representing 3.9% of the outstanding Common Stock. LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1. As such, LV Management may be deemed to beneficially own the shares held by LVF1. LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt, each of which may be deemed to beneficially own the shares held by LVF1.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from increases in the total number of shares of Common Stock outstanding on or about April 2, 2019.

CUSIP 00887A105	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2019

LILLY VENTURES FUND I, LLC

By: LV Management Group, LLC

By:	/s/ S. Edward Torres
Name: S. Edward Torres
Title: Managing Director

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name: S. Edward Torres
Title: Managing Director

/s/ S. Edward Torres

/s/ Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.

This Schedule 13D Amendment No. 1 was executed pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.